ANDEAN AMERICAN MINING CORP.

1005-750 W. Pender Street, Vancouver, British Columbia, Canada V6C 2T8
Tel: (604) 681 6186 Fax: (604) 681 3652 Toll Free: 1-888-356-4784
Email: info@andeanamerican.com • website: www.andeanamerican.com

03032666

03 OCT 21

October 6, 2003

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs: El Misti Gold Ltd

SUPPL

Re: ~~Andean American Mining Corp.~~ (the "Company")
Form 45-103F4 Report - Grant of Incentive Stock Options
– 550,000 Shares @ $1.43 per Share and 520,000 @ $1.33 per Share

In connection with the granting of stock options by the Company, attached find our Form 45-103F4 Report, a cheque for $100.00 and fee checklist.

We trust you shall find the enclosed in good order, but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

ANDEAN AMERICAN MINING CORP.

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Per: Nick DeMare

Nick DeMare
Director

10/22

Enclosures

cc: US Securities & Exchange Commission (File No. 82-3275)

Form 45-103F4
(formerly Form 45-902F)
Report of Exempt Distribution

__Issuer Information__

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   Andean American Mining Corp.
   1005 - 750 West Pender Street
   Vancouver, British Columbia
   V6C 2T8
   Telephone Number: 604-681-6186

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

__Details of Distribution__

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   September 25 and September 29, 2003.

4. For each security distributed: (a) describe the type of security, and (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Incentive stock options for the purchase of up to 550,000 common shares at a price of $1.43 per share until September 25, 2006 and 520,000 common shares at a price of $1.33 per share until September 29, 2006.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Exercise Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction. (Canadian $)
BC, Canada	450,000 @ $1.43 95,000 @ $1.33	Nil - grant of options
Switzerland	100,000 @ $1.43 100,000 @ $1.33	Nil - grant of options
Peru	175,000 @ $1.33	Nil - grant of options
Mexico	25,000 @ $1.33	Nil - grant of options
USA	100,000 @ $1.33	Nil - grant of options
Australia	25,000 @ $1.33	Nil - grant of options
Total dollar value of distribution in all jurisdictions (Canadian $)		**Nil - grant of options**

Commissions and Finder's Fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Not applicable.			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 6th day of October, 2003.

Andean American Mining Corp.
Name of issuer or vendor *(please print)*

Nick DeMare, Director
Print name and position of person signing

Nick DeMare

Signature